[INVESCO ADVISERS]

May 15, 2012

Via EDGAR

Vincent DiStefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

Re:
Invesco Value Municipal Income Trust (IIM) (File No. 333-180582)
Invesco Van Kampen Municipal Trust (VKQ) (File No. 333-180599)
Invesco Municipal Income Opportunities Trust (OIA) (File No. 333-180587)
Invesco Quality Municipal Income Trust (IQI) (File No. 333-180594)
Invesco Van Kampen High Income Trust II (VLT) (File No. 333-180591)
Invesco Van Kampen California Value Municipal Income Trust (VCV) (File No. 333-180598)
Invesco Van Kampen Municipal Opportunity Trust (VMO) (File No. 333-180596)
Invesco Van Kampen Trust for Investment Grade New York Municipals (VTN) (File No.333-180595)

Dear Mr. DiStefano:

On behalf of the above named registrants (the “Registrants”), below you will find the Registrants’ responses to the comments conveyed by you via telephone on May 4, 2012, with regard to the Registrants’ Registration Statements on Form N-14 8C (the “N-14s”) filed with the U.S. Securities and Exchange Commission (“SEC”) on April 5, 2012, relating to the mergers of certain other closed-end Invesco Funds (the “Target Funds”) with and into one of the Registrants (as such, the “Acquiring Funds” and, together with the Target Funds, the “Funds”).

For your convenience, we have summarized each of your comments in bold and have set forth the Registrants’ response immediately below each comment.  Any disclosure changes required by these responses will be incorporated into a pre-effective amendment filing to the N-14s.  Capitalized terms not otherwise defined in this letter are used as defined in the N-14s.  Each comment applied to all N-14s unless otherwise noted.

1.	Comment: The N-14s contain many blanks that must be completed.

Response:  All blanks will be completed in a pre-effective amendment filing to each N-14.

2.
Comment:  Under “What effect will a Redomestication have on me as a shareholder?” highlight in the body of the document the material differences between a Massachusetts business trust and a Delaware statutory trust, including an explanation that shareholders will experience diminution of control under the Delaware statutory trust.  Please also discuss the material differences between the statutes governing Massachusetts business trusts and Delaware statutory trusts in the body of the document.

Response: The Registrants have made the requested revisions.

3.
Comment:  The section “What are the reasons for the proposed Mergers?” in certain N-14s indicates that shareholders will become shareholders of a larger Fund that may have “lower expense ratios, which could increase yields.”  Please confirm that this statement is consistent with the information in the expense tables for each N-14.

Response:  This statement will be included in only those N-14s with lower pro forma post-Merger expense ratios.

4.	Comment: In the “How do the Funds’ principal risks compare?” section of each N-14, please highlight any material differences between the principal risks of the Acquiring Fund and the Target Fund(s).

Response: The Registrants have reviewed and, where necessary, revised the disclosure in the “How do the Funds’ principal risks compare?” section to better highlight the material differences between the Target Funds’ and Acquiring Funds’ principal risks.

5.	Comment: Please include the full name of each Target Fund and Acquiring Fund in the headings to the expense table, except that abbreviations may be used for the pro forma columns.

Response: The Registrants have revised the expense table headings to include the full name of each Target Fund and Acquiring Fund.

6.
Comment:  A footnote to the fee table indicates that pro forma fees are estimated as if the Reorganization had been completed as of March 1, 2011.  Why are the pro forma figures not as of a more recent date?

Response:  Pursuant to Rule 11-02 of Regulation S-X and in reliance on discussion with the SEC’s accounting reviewer for the Registrants, pro forma fees were computed assuming that the transaction was consummated at the beginning of the most recently completed fiscal year of the Acquiring Fund.  Each Acquiring Fund’s most recently completed fiscal year ended on

February 29, 2012.  Pro forma fees were computed assuming that the Merger was completed at the beginning of such fiscal year, which was March 1, 2011.

7.	Comment: Please disclose any applicable advisory fee waiver recoupment provisions in a footnote to the expense tables.

Response:  The Registrants have added the requested disclosure, where applicable.

8.
Comment:  In the expense tables and the “How do the management, investment adviser and other service providers of the Funds compare?” section of each N-14, please show the net effective advisory fee rate for the Target and Acquiring Funds.

Response:  The Registrants have added disclosure that shows the net effective advisory fee rate for the Target and Acquiring Funds.

9.
Comment:  Under the “Will there be any tax consequences resulting from the Mergers?” section of each N-14, disclose if there will be any pre-merger sale of non-conforming securities that will result in taxable gain to shareholders of the Target Funds.

Response:  Management performed an analysis regarding the tax impact of any portfolio repositioning expected to occur in connection with each Merger proposed and concluded that the portfolio repositioning, if any, would not have a material impact on the Funds.

10.	Comment: In the “Principal Investment Strategies” section of the N-14s, any 80% policies required by Rule 35d-1 should be revised to state “80% of total assets or net assets plus any borrowings.”

Response:  The Registrants have revised the disclosure as requested.

11.
Comment:  In the “Principal Investment Strategies” section of each N-14, any discussion of derivatives should include detailed, fund-specific disclosure per the SEC staff’s July 30, 2010 letter to the Investment Company Institute entitled “Derivatives-Related Disclosures by Investment Companies.”

Response:  The Registrants confirm that the derivatives disclosure in the “Principal Investment Strategies” section of each N-14 discusses the specific types of derivatives, and specific risks of those derivatives, to be used principally by the Funds, and therefore complies with the SEC’s July 30, 2010 guidance.

12.
Comment:  In the “Principal Investment Strategies” section of each N-14, please disclose any material differences between the historical portfolio turnover rates of the Acquiring Fund and the Target Fund(s).

Response: The Registrants confirm that there were no material differences between the historical portfolio turnover rates of any Target Fund and its corresponding Acquiring Fund.

13.	Comment: In the “Principal Risks of an Investment in the Funds” section of each N-14, please clarify that pay-in-kind bonds are speculative and subject to a higher risk of default.

Response: The Registrants have revised the disclosure as requested.

14.
Comment:  Please revise the “Election of Trustees by the Funds” section of each N-14 so that any information that is required to be in the body of the document by Schedule 14A is included in the body of the document rather than in an exhibit thereto.

Response: The Registrants have revised the disclosure to include the Trustee bios and certain other trustee-related information in the body of the document.  Schedule 14A has no requirement as to the contiguity of the information included in the N-14s with respect to trustee elections and, therefore, the Registrants have maintained certain trustee-related and other information in exhibits that the Registrants believed would detract from the principal information to be conveyed regarding the election proposal.

15.
Comment:  Please clarify in the exhibit “Information Regarding the Funds’ Trustees” that the column “Other directorships held by the Trustees” includes all other directorships held over the past five years.

Response: The exhibit has been revised to clarify that the column “Other directorships held by the Trustees” includes all other directorships held by the Trustees for the past five years.

16.	Comment: Please explain why Appendix C entitled “Strategic Transactions” is included as an appendix to the joint SAI.

Response: Appendix C “Strategic Transactions” is included as an appendix to the SAI because it describes non-principal strategies that are part of the fundamental policies of certain Funds per their original N-2s, which policies have not been changed by shareholder approval since that time.  This disclosure is required by Items 12(b) and 13(b) of Form N-14.

17.
Comment:  The fee table in certain N-14s indicates that Target Fund expenses are increasing as a result of the Merger.  Please state clearly in a prominent place in the proxy statement/prospectus that expenses are increasing, where applicable.

Response:  Where applicable, the N-14s will state, in bold, underlined text, that the total expenses of the Acquiring Fund are higher than those of the Target Fund.

18.	Comment: In the Invesco Value Municipal Income Trust (IIM) N-14, Please disclose any differences in the Target and Acquiring Funds’ average weighted maturity and duration.

Response:  The Registrant confirms that there are no significant differences between the average weighted maturity and duration of the Target Funds and those of the Acquiring Fund.

19.	Comment: In the “Capital Structure of the Funds” section, please highlight the differences in capital structure between IMS and the Acquiring Fund in a prominent place for IMS shareholders.

Response:  The Registrant has revised the disclosure as requested.

20.	Comment: Please explain why IIM is the Acquiring Fund in this Merger.

Response:  Management considered, among other factors, the following factors in recommending to the Funds’ Boards of Trustees that IIM be the accounting survivor: (i) the advisory fee structure of IIM will be the structure for the surviving fund; (ii) the portfolio management team, objective, strategy, policies and restrictions of IIM will be those of the surviving fund; (iii) the survivor fund will have leverage levels consistent with IIM’s current leverage; and (iv) IIM has higher assets than the Target Funds.

21.
Comment:  In the Invesco Van Kampen Municipal Trust (VKQ) N-14, in the “What are the reasons for the proposed Mergers?” section of the N-14, you state that “[t]he Mergers are being proposed to reduce the number of closed-end funds with similar investment processes and investment philosophies managed by the Adviser.”  Please revise, as this sentence does not seem accurate for this N-14 given the differences among the Target Funds and the Acquiring Fund.

Response:  The above referenced sentence has been removed.

22.
Comment:  In the Invesco Van Kampen Municipal Trust (VKQ) N-14, in the “What effect will a Merger have on me as a shareholder?” section of the N-14, please highlight (by using bold font and/or underlining) that Target Fund shareholders will lose the benefit of their respective Massachusetts, Ohio or New Jersey state tax exemptions if the Mergers are approved.

Response:  The Registrant has revised the disclosure as requested.

23.
Comment:  In the Invesco Van Kampen Municipal Trust (VKQ) N-14, please highlight all significant differences among the strategies and risks of the Funds in the sections “How do the Funds’ investment objectives and principal investment strategies compare?” and “How do the Funds’ principal risks compare?”

Response:  The Registrant has revised the disclosure as requested.

24.
Comment:  In the Invesco Van Kampen Municipal Trust (VKQ) N-14, in the “How do the after tax performance records of the Funds compare?” section, please disclose any impact on after-tax performance that would result if the increased state specific taxes are factored into the after-tax return figures.

Response:  The Registrant does not regularly calculate after-tax performance returns at the state level and, therefore, has not included after-tax returns but has revised the disclosure to highlight that Target Fund shareholders located in Massachusetts, New Jersey and Ohio will not benefit from state tax exemption to the same extent as shareholders of the Acquiring Fund, which would impact performance returns and yield.

25.
Comment:  In the Invesco Van Kampen Municipal Trust (VKQ) N-14, in the “Principal Risks of an Investment in the Funds” section, please show the differences in the Funds’ risk profiles given that the Target Funds are state specific and the Acquiring Fund is not.

Response: The Registrants have revised the disclosure as requested.

26.
Comment:  In the Invesco Van Kampen Municipal Trust (VKQ) N-14, in the “Board Considerations in Approving the Mergers” section, you state that the Boards considered that “Target Fund shareholders living in Massachusetts, Ohio or New Jersey, respectively, will lose the benefit of their respective Massachusetts, Ohio or New Jersey state tax exemption…”  Please state what the Board concluded regarding this loss of tax benefits.

Response: The Registrant has revised the disclosure.

27.
Comment:  With respect to the Invesco Municipal Income Opportunities Trust (OIA) N-14, please confirm whether any of the Funds use leverage and, if so, add disclosure describing the differences in the risks of such Funds given their use of leverage.

Response:  OIA and the Target Funds each employ leverage through tender option bonds.  Each Fund’s use of leverage, including the amount that each Fund is levered as a percentage of its assets, is substantially the same.

28.
Comment:  In the Invesco Quality Municipal Income Trust (IQI) N-14, in the footnote to the expense table marked by an asterisk please confirm the accuracy of these statements regarding the time period required for shareholders to recoup the costs of the Mergers.

Response:  The Registrant has revised the disclosure.

29.
Comment:  In the Invesco Van Kampen California Value Municipal Income Trust (VCV) N-14, in the “Board Considerations in Approving the Mergers” section, you state that “each Target Fund’s Board considered the Acquiring Fund’s contractual advisory fee rate in light of the benefits of retaining the Adviser as the Acquiring Fund’s investment adviser…”  Please explain whether the Board considered the magnitude of the difference in advisory fee rates between the Target Fund and the Acquiring Fund.

Response:  The Registrant has revised the disclosure to expand on the Target Funds’ Boards’ conclusions regarding the advisory fee rates differences.

30.	Comment: In the Invesco Van Kampen High Income Trust II (VLT) N-14, the “Principal Risks of an Investment in the Funds” section indicates that the risks of the

Funds are identical, but the Funds’ strategies suggest that the Target Fund is riskier than the Acquiring Fund given its greater exposure to foreign and below investment-grade investments.  Please confirm and include additional risk disclosure, if applicable.

Response: Although the Acquiring Fund may, under certain circumstances, invest a higher percentage of its assets in below investment grade securities and a higher percentage of its assets in foreign securities than the Target Fund, in fact, the Acquiring Fund typically does not utilize the greater flexibility afforded by its prospectus and generally invests in such securities in amounts that are comparable to the Target Fund.  Accordingly, the Registrant believes that the current risk disclosure is adequate.

In connection with the Registrants’ responses to the SEC Staff’s comments on the N-14s, as requested by the Staff, the Registrants acknowledge that:  (i) the Registrants are responsible for the adequacy of the disclosure in the Registrants’ filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrants may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at 630-684-6927 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Melissa Nguyen
Melissa Nguyen
Counsel